SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 3)
________________________

McCormick & Schmick’s Seafood Restaurants, Inc.
(Name of Subject Company)
________________________

Landry’s MSA Co., Inc.
Landry’s, Inc.
 (Names of Filing Persons—Offeror)
____________________________________

Common Stock, par value $0.001 per share
 (Including Associated Preferred Stock Purchase Rights)
(Title of Class of Securities)
______________________

579793100
(CUSIP Number of Class of Securities)
________________________

Tilman J. Fertitta
Chairman of the Board, President and Chief Executive Officer
Landry’s, Inc.
1510 West Loop South
Houston, Texas 77027
(713) 850-1010
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$131,630,827	$15,085

* Calculated solely for purposes of determining the filing fee.  The calculation assumes the purchase of 14,889,523 issued and outstanding shares of common stock, par value $0.001 per share, at $8.75 per share. The transaction value also includes the purchase of 154,000 shares issuable pursuant to the exercise of outstanding options with an exercise price less than $8.75 per share. The share numbers have been provided to the Offerors by the subject company and are as of November 1, 2011.

** The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00011460.

☑       Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $15,085

Form or Registration No.:  Schedule TO-T

Filing Party:  Landry’s MSA Co., Inc. and Landry’s, Inc.

Date Filed: November 22, 2011

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑   third-party tender offer subject to Rule 14d-1.
☐   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☑

SCHEDULE TO

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 22, 2011, as amended by Amendment No. 1 to Schedule TO filed on December 2, 2011 and Amendment No. 2 to Schedule TO filed on December 19, 2011 (as so amended, the “Schedule TO”), relating to the offer by Landry’s MSA Co., Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Landry’s, Inc., a Delaware corporation (“Landry’s”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), including the associated rights to purchase shares of Series A Preferred Stock, par value $0.001 per share (the “Rights”), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (“MSSR”), at a price of $8.75 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated November 22, 2011, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.   Capitalized terms used and not otherwise defined in this Amendment No. 3 shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

ITEMS 1, 4, 8 AND 11

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 5:00 p.m., New York City time, on December 30, 2011. The Depositary has advised us that 13,090,660 Shares were validly tendered and not properly withdrawn (not including 562,533 Shares tendered pursuant to notices of guaranteed delivery). All Shares that were validly tendered and not properly withdrawn have been accepted for payment in accordance with the terms of the Offer.

Pursuant to the Merger Agreement, Purchaser intends to exercise its Top-Up, pursuant to which MSSR shall issue Shares to Purchaser, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and Parent can effect a short-form merger under applicable Delaware Law.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up, Purchaser and Landry’s will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of MSSR.  Accordingly, Purchaser and Landry’s intend to effect a “short form” merger in which Purchaser is merged with and into MSSR, with MSSR surviving the Merger and continuing as a wholly-owned subsidiary of Landry’s.  In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares owned by Landry’s or Purchaser immediately prior to the effective time of the Merger, or any stockholder of MSSR who is entitled to and properly exercises appraisal rights under Delaware law, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All shares converted into the right to receive the Offer Price shall be canceled and cease to exist.  In addition, upon completion of the Merger, the common stock of MSSR will cease to be traded on the NASDAQ Stock Market Global Market.

On January 3, 2012, Landry’s issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference.”

ITEM 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit	Exhibit Name

(a)(5)(F)	Press Release dated January 3, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2012
LANDRY’S MSA CO., INC.

	By:	/s/ Tilman J. Fertitta
		Name:	Tilman J. Fertitta
		Title:	Chairman of the Board and President

LANDRY’S, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated November 22, 2011.(1)
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9). (1)
(a)(1)(C)	Notice of Guaranteed Delivery. (1)
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. (1)
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. (1)
(a)(1)(F)	Summary Advertisement published on November 22, 2011. (1)
(a)(5)(A)	Press Release issued by Landry’s, Inc. dated November 8, 2011 (incorporated by reference to Schedule TO filed by Landry’s, Inc. with the Securities and Exchange Commission on November 8, 2011).
(a)(5)(B)
Press Release issued by McCormick & Schmick’s Seafood Restaurants, Inc. dated November 8, 2011 (incorporated by reference to Schedule 14D-9C filed by McCormick & Schmick’s Seafood Restaurants, Inc. with the Securities and Exchange Commission on November 8, 2011).

(a)(5)(C)	Joint Press Release dated November 22, 2011. (1)
(a)(5)(D)	Press Release issued by Landry’s, Inc. dated November 28, 2011.(2)
(a)(5)(E)	Press Release issued by Landry’s, Inc. dated December 19, 2011.(3)
(a)(5)(F)	Press Release dated January 3, 2012.
(b)(1)
Commitment Letter, dated as of November 7, 2011, by and between Landry’s, Inc. and Jefferies Group, Inc. (incorporated by reference to Exhibit 99.2 to Amendment No. 5 to Schedule 13D filed by Landry’s, Inc. with the Securities and Exchange Commission on November 10, 2011).

(d)(1)
Agreement and Plan of Merger, dated as of November 7, 2011, by and among Landry’s, Inc., Landry’s MSA Co., Inc. and McCormick & Schmick’s Seafood Restaurants, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by McCormick & Schmick’s Seafood Restaurants, Inc. with the Securities and Exchange Commission on November 10, 2011).

(d)(2)
Confidentiality Agreement by and between Landry’s, Inc. and McCormick & Schmick’s Seafood Restaurants, Inc. dated July 14, 2011 (incorporated by reference to Exhibit 99.2 to Amendment No. 4 to Schedule 13D filed by Landry’s, Inc. with the Securities and Exchange Commission on July 15, 2011).

(d)(3)	Waiver to Agreement and Plan of Merger, dated as of December 19, 2011, by and among Landry’s, Inc., Landry’s MSA Co., Inc. and McCormick & Schmick’s Seafood Restaurants, Inc.(3)
(g)	None.
(h)	None.

(1) Previously filed with Schedule TO on November 22, 2011.
(2) Previously filed with Amendment No. 1 to Schedule TO on December 2, 2011.
(3) Previously filed with Amendment No. 2 to Schedule TO on December 19, 2011.